October 30, 2008

Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
One Station Place,
100 F Street, N.E.,
Washington, DC 20549,
United States of America.

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007 (File No. 000-50826)

Dear Ms. Collins:

This is in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 25, 2008, relating to the annual report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2007 Form 20-F.

KongZhong Corporation 35/F, Tenda Plaza, No. 168 Xiwai Street, Haidian District, Beijing, 100044, China

Ms. Collins	- 2 -

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 63

1.
We note your response to our prior comment 1 where you indicate that the Company does not consider the volume or average fees for messages or subscriptions to be key indicators of your financial condition or operating performance. We also note that although changes in volume of services and subscriptions, in a very “general sense” affects your operations, the Company does not believe that information with respect to the volume of services or subscriptions provides any insight into trends, demands, commitments, events or uncertainties that would affect your financial condition or operating performance. Please explain further why you believe that this information is not directly correlated to your revenues. In this regard, we note that the new policies issued by the mobile phone companies, enable your customers to more easily cancel your services and require the Company to automatically terminate subscription services for inactive users. Therefore, it would appear that the number of users and the volume of services provided could decrease significantly as a direct result of these new policies and that such decrease could have a direct impact on your revenues. This is further supported by your disclosures on page 64 where you indicate that the decrease in WVAS gross revenues was “largely due to the adverse impact of the new policies adopted by the PRC telecommunications operators since the second half of 2006.” Therefore, it is unclear why the Company believes that the number of users and volume of services per user are not key indicators of your financial condition and operating performance. Please explain further or tell us what key indicators you use in analyzing the Company’s performance. Also, tell us how you considered including a discussion of such indicators in future filings pursuant to Section III.B.1 of SEC Release 33-6835.

The Company believes that the amount of actual revenues that it generates on a daily basis is a better measure for the Company to analyze its performance than the volume of its services, which, in the Company’s view, only provides an artificial, imperfect proxy for revenues, financial conditions or operating performance. Accordingly, the Company uses figures of daily revenues when conducting its internal evaluations and planning. The Company does not use any other key indicator when analyzing its performance.

Because of the great differences among the prices of the Company’s services and the fact that monthly subscribers pay flat fees irrespective of volume of services delivered, the changes in the volume of total services from period to period may not directly correlate to the Company’s revenues. For example, it is possible for an increase in the volume of total services not to yield any significant increase in revenues because it may be due to an increase in the volume of relatively inexpensive services, because the volume of relatively expensive services may have actually decreased although the total volume of services have increased, or because monthly subscribers may have increased their use of the Company’s services.  For example, while the Company’s gross revenues increased by 37.3% in 2006, the total volume of services decreased by 4.0% during the same period. While the Company’s gross revenues decreased by 30.7% in 2007, the total volume of services decreased by only 19.7%.  Although certain events, such as the adoption of adverse policies by the PRC telecommunications operators, can drastically reduce the volume of all or substantially all of the Company’s services and have an adverse effect on the Company’s revenues, the Company does not believe such facts indicate that there is general correlation between volume of total service and the Company’s revenues. The volume of total services is not necessarily an indicator of the revenues and vice versa. In summary, the Company does not consider that the correlation between volume of total services and the Company’s revenues is strong enough to merit close and continuous scrutiny.

Ms. Collins	- 3 -

Furthermore, the Company does not consider that data regarding the volumes of particular categories of services provide useful insights into the Company’s financial condition or operational performance. In the year ended December 31, 2007, the Company offered approximately 19,000 types of services with different life spans, including services that might have been offered for only a few weeks or even days. If the Company were to categorize its services by the nature of their content, such as songs for downloading as ring-tones or pictures as screen wallpapers for mobile phones, there would be so many categories that the sheer number would likely to be overwhelming for investors. Providing volume data for each of these different categories would distract, instead of assist, investors because it is unlikely that investors would be able to discern any useful pattern or trend in such diverse data. If the Company were to categorize its services by the technologies they use, such as wireless application protocol and multimedia messaging services, the number of categories would be manageably small but the volume data for each of such categories would pose the same problems as those posed by the volume of total services. Each of these categories would be composed of services with such widely different prices and life spans that its volume data would have little or no correlation to the revenues for that category.

In addition, the Company does not consider the number of users or volume of services per user to be useful measures in analyzing the Company’s financial condition or operational performance largely because of the nature of the Company’s customers. It is difficult for the Company to decide which of its customers should be counted as “users”. For example, many of the Company’s customers purchase one or two pictures or ringtones or other such inexpensive services a year from the Company. Other customers may subscribe to the Company’s services for one or two months a year. Such is the nature of the wireless value-added services market in the PRC that customers tend to behave erratically. It seems arbitrary for the Company to categorize its customers as “users” or “non-users” based on the number of services they order from the Company. There does not seem to be any sensible, discernable cut-off point. If the Company counts all customers as “users,” the volume of services per user would not be a meaningful financial measure because of the great variance between numbers of services purchased by infrequent customers and monthly subscribers. Putting aside the fact that it is hard to draw a line between “frequent users” and “infrequent users”, if the Company were to exclude infrequent customers, the Company would exclude a significant source of revenues. For the forgoing reasons, the Company does not consider numbers of users or volume per user to be key indicators of its financial condition and operating performance.

Ms. Collins	- 4 -

However, in future filings, under appropriate circumstances, the Company would consider providing certain volume information if the Company believes such information provides insight into trends, demands, commitments, events or uncertainties that would affect the Company’s financial condition or operating performance. For example, the Company may consider adding disclosure in its future filings about the adverse impact of the policies adopted by the telecommunications operators on the volume of monthly subscriptions, which may have a clearer declining trend and in turn may have had adverse effects on the Company’s revenues.

Revenue and cost of services recognition, page F-11

2.
In addition to the information provided in your response to our prior comments 7 and 8, please summarize the material terms of the contracts between the Company and the mobile phone companies (the “Operators”) that support each of the factors in your EITF 99-19 analysis. For instance, describe the specific terms stipulated in the contract that explain the obligations of both the Company and the Operators to the mobile phone user and explain further how this supports your conclusions that the Company has fulfillment obligations to the phone user and is therefore considered the primary obligor for the entire arrangement. In this regard, while we note that the Company may have certain obligations to the mobile phone user with regards to the sale of the content; it is not clear how you determined that you are the primary obligor with regards to the delivery portion of the fee charged to the end user. For example, your response indicates that the Company is responsible for establishing a customer service center and handling customer complaints. Tell us if the terms of the contract require the Company to handle all customer complaints, including those with regards to the services provided by the Operator (i.e., billing, collection and delivery of the content). Describe the specific terms of the contract, which stipulate the responsibility of each party to the end user and explain further how this supports your conclusions that the Company is the primary obligor for the entire arrangement (including the transmission of the content). As another example, explain the specific terms of the contract that describe the credit risk that each party bears in these arrangements. For instance, we note from your response that the Company would not receive revenue if customers cannot be billed or do not pay the Operators for the services that the Company delivered. In these instances, please confirm if the Company is also obligated to pay the Operators the service fees for delivery, billing, and collection services and provide the specific terms of the contract that support such obligations.

Set forth below is a table summarizing the material terms of the Cooperation Agreement on Monternet WAP Services (the “Agreement”) between China Mobile Telecommunications Group Corporation (“China Mobile”) and one of the Company’s operating subsidiaries, Beijing AirInbox Information Technologies Co., Ltd. (“Beijing AirInbox”), and the Company’s analysis of such terms in support for recognizing its revenues from wireless value-added services (“WVAS”) on a gross basis in accordance with EITF 99-19. Other cooperation contracts between the Company and China Mobile include similar terms. The Company derived approximately 75% of its total revenues in 2007 from such cooperation arrangements with China Mobile. Although the structures and languages of the agreements between the Company and other telecommunications operators such as China United Telecommunications Corporation (“China Unicom”) and China Telecommunications Corporation (“China Telecom”) may differ from those between the Company and China Mobile, the rights of the parties and the division of responsibilities between the Company and the telecommunications operators under those agreements are substantially similar to the analysis of the terms below. The English translations of the Company’s cooperation agreements with China Mobile, China Unicom and China Telecom were filed as Exhibits 4.27 to 4.31 to the 2007 Form 20-F. In the table below, Party A refers to China Mobile and Party B refers to Beijing AirInbox.

Ms. Collins	- 5 -

EITF 99-19 Indicators[1]	Contractual Terms[2]		Analysis
7.[3] The Company is the primary obligor in the arrangement.	3.(1)[4]
(l)[4] Party A shall be responsible for providing the consultancy and customer services, to deal with customers’ complaints, and shall immediately solve the problems caused by Party A with regards to the network, net gate, and the operation platform. With regards to problems caused by Party B, Party A shall inform Party B of the situation for Party B to resolve the problems as soon as possible.

Party B is responsible for providing the products or services ordered by customers. Problems arising from Party B’s services are referred to Party B for resolution, and Party B is obligated to indemnify Party A or the customers for damages caused by Party B’s services. However, Party B is not responsible for customer complaints with regards to the services provided by Party A, such as billing and transmission of content.

Party A’s role is analogous to that of a conduit for Party B’s services as its main responsibility is to maintain network, net gate and the operation platform and solve technical problems in the delivery of Party B’s services through Party A’s networks.

Party B is responsible for the legal consequences arising from the content of its services.

Conclusion:
Based on the forgoing, the Company believes that it is the primary obligor for the services it provides. It further notes that EITF 99-19 states that being the primary obligor is a strong indicator within the overall EITF 99-19 analysis that gross reporting is appropriate.

3.(2)
(f) Party B shall immediately solve the application service problems caused by Party B and take any necessary measures to insure that similar problems will not occur. And Party B shall indemnify Party A or its customers for the damages caused by Party B.

	4.(2)	(d) Without the written consent of Party B, Party A shall not transfer, distribute, or resell the product information of Party B to any third party.
3.(2)
(g) Party B guarantees that the information and the services provided will not violate the related policies and regulations of the P.R.C., and will not infringe consumers’ interests or third parties’ intellectual properties. With regards to the information services that requires renewal, Party B shall be responsible for the examination of the contents and its setting out on the website and shall bear legal responsibility. If any lawsuit is brought regarding these matters, Party B shall be accordingly liable.

(i) Party B shall insure that the provided contents be in compliance with law, will not infringe upon the third parties’ lawful rights….
____________________
1   Indicators 8 (whether the Company has general inventory risk) and 13 (whether the Company has physical loss inventory risk) of EITF 99-19 are not applicable to the Company’s services.
2   The contractual terms are quoted directly from the English translation of the Agreement, which was filed as Exhibit 4.27 to the 2007 Form 20-F.
3  The number refers to the paragraph number in EITF 99-19.
4  The numbers and letters refer to the sections and subsections of the Agreement.

Ms. Collins	- 6 -

EITF 99-19 Indicators[1]	Contractual Terms[2]		Analysis
9. The Company has latitude in establishing its prices.	4.(2)	(b) Under the guidance of Party A, Party B is entitled to determine the fee standards and whether the provided services shall be charged.
As a PRC government-controlled entity, it is not unusual for Party A to carry out certain semi-governmental functions, such as providing price caps and regulating other service providers in the telecommunications industry in the PRC. In practice, Party A’s “guidance” (as referred to in Section 4.2(b) of the Agreement) has generally been in the form of price caps.

Party B is entitled to establish the prices for its services as long as they stay within the caps provided by Party A, and Party B has latitude in establishing prices for its services within these caps. In practice, subject to market conditions, Party B generally prices its services to the amount of such price caps.

Conclusion:
The Company believes that it has some (but not complete) latitude in establishing the prices for its services. However, it notes that paragraph 16 of EITF 99-19 states that earning a fixed amount is an indicator of net revenue reporting. This is not the case with the Company.

Ms. Collins	- 7 -

EITF 99-19 Indicators[1]	Contractual Terms[2]		Analysis
10. The Company can change its services.	4.(2)	(d) Party A is entitled to request Party B to modify, amend, or delete the content which it considers requires modification, amendment or deletion.
Party B provides Monternet WAP services pursuant to the Agreement. Although the Agreement does not specify that Party B has the right to modify its services, in practice Party B can modify the content of its services as long as it is compatible with Party A’s technical requirements and does not raise any consumer rights or other legal issues.

Although Party A has the right to request Party B to change its services under Section 4.(2)(d) of the Agreement, in practice such requests are usually made because of such services’ incompatibility with Party A’s technologies or Party A’s concerns over consumer protection issues or the legality of the content of certain services. As noted above, Party A is a PRC-government controlled entity that would seek to ensure that Party B’s services are consistent with relevant governmental policies. For example, Party A would ensure that Party B’s services do not include illegitimate materials.

Conclusion:
The Company believes it can change its services with reasonable freedom.

11. The Company has discretion in supplier selection.	3.(2)	(g) Party B shall be responsible for negotiating with the direct provider as to the application services content and for the business agreement.	Party B is responsible for negotiating with third party content providers. Conclusion: The Company believes it has discretion in supplier selection.

Ms. Collins	- 8 -

EITF 99-19 Indicators[1]	Contractual Terms[2]		Analysis
12. The Company is involved in the determination of product or service specification.	3.(2)
(e) The network performance capability provided by Party B shall reach the following standards, which shall be tested and recorded by Party A: (i) the successful link ratio in traffic time shall not be less than 98%, (ii) the network delay (indicating to the delay pinging from the WTBS to the SP server) shall not be higher than 100ms, (iii) the response delay (indicating the delay from when the WTBS sends out its service request to when the WTBS receives a response) shall not be higher than 500ms.

The Agreement has specified certain technical standards that Party B’s services must meet in order for Party B’s services to successfully pass through Party A’s transmission channels. Otherwise, Party B has the discretion in the design of its services.

Conclusion:
The Company believes that it is involved in the determination of its service specification.

4.(1)
(e) Party A has the right to establish the standards to examine the application services provided by Party B and upon such standards to evaluate the services provided by Party B. With respect to the application services that do not meet the standards for a consecutive period of 3 months, Party A may ask Party B to adjust or modify the related services, if the services still cannot reach the requirement of Party A after such adjustment and modification, the services qualification of Party B shall be canceled.

14. The Company has credit risk.	3.(1)
(k) With respect to the services Party B provided on the Monternet main site, Party A shall, according to the calculation materials provided by Party B, charge Party A’s customers fees for using Party B’s services, and pursuant to Article 7 pay Party B the relevant fees.

Party B would not receive any fees if the customers cannot be billed or if customers do not pay Party A for services delivered.

Therefore, Party B bears the credit risk in such circumstances.

Furthermore, in response to the Staff’s question regarding Party B’s obligation on payment of service fees in Comment No. 2, based on Section 7.(5) of the Agreement, Party B would not be obligated to pay Party A the service fees (15%) if Party B does not receive any fees for the services provided because Party A is entitled to retain a percentage of only the fees that it is able to collect on Party B’s behalf.

Although it is not explicitly stated, in practice Party B is obligated to pay Party A the transmission fees (also referred to as “communication fees” as in 7.(3) of the Agreement) even if the customers cannot be billed or if customers do not pay Party A.

Conclusion:
The Company believes that it has credit risk.

7.(5)
Party A shall, through its network-wide fee-calculation service system, collect the fees for providing services on the Mobile Monternet WAP main site, 15% of which shall be taken by Party A, while the remaining 85% shall be paid to Party B.

	7.(3)	Party A shall be entitled to the communication fees arising from Party A's customers for their use of WAP services on the network of Party A.

Ms. Collins	- 9 -

The Company would also like to point out that it is market practice in the WVAS industry in the PRC to recognize revenues on a gross basis. For example, Sina Corporation and Linktone Ltd., two of the Company’s peers and principal competitors, each listed on the NASDAQ, recognize all or substantially all of their WVAS revenues on a gross basis, as disclosed in their 2007 annual reports on Form 20-F.

The application of the indicators for gross and net reporting of revenues in EITF 99-19 depends on all the relevant facts and circumstances of a particular situation and requires a degree of judgment. Taking into account all the applicable indicators of EITF 99-19, with an emphasis on the fact that the Company is the primary obligor of its services, the Company believes that it is appropriate to recognize its WVAS revenues on a gross basis.

The Company will include its analysis under EITF 99-19 in the “Critical Accounting Policies” section under Item 5 in its future filings on Form 20-F. Such disclosure will be substantially in the following form (which will also be consistent with the corresponding disclosure in the section of “Critical Accounting Policies” in the Company’s registration statement on Form F-1 filed on June 4, 2004):

“We evaluate our cooperation arrangements with the telecommunications operators to determine whether to recognize our revenues on a gross basis or net of the service fees and net transmission charges paid to the telecommunications operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	We are the primary obligor in the arrangement;

Ms. Collins	- 10 -

•	We are able to establish prices within the price caps prescribed by the telecommunications operators to reflect or react to changes in the market;

•	We determine the service specifications of the services we will be rendering; and

•	We are able to control the selection of our content suppliers.

In addition, the telecommunications operators usually will not pay us if users cannot be billed or if users do not pay the telecommunications operators for services delivered. As a result, we bear the delivery and billing risks for the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.”

3.
In addition, please tell us if any contractual arrangement exists between the Operators and the mobile phone users regarding the purchase of value added services. If so, describe the terms of these arrangements and tell us how you factored such arrangements into your analysis and how you took into account the fact that the Company does not have any direct contractual relationship with the mobile phone user in your conclusions.

While the telecommunications operators have contractual arrangements with mobile phone users regarding general services provided by the telecommunications operators, to the Company’s understanding, such contractual arrangements may affect value-added service providers such as the Company only to the extent that they provide for billing and fee collection for services provided by third-party service providers. For example, some of the telecommunications operators’ contracts may stipulate that when mobile phone users order services from third parties, the telecommunications operators have the right to collect fees on behalf of such third parties. The Company believes that such contractual terms are consistent with the analysis in response to Comment No. 2 above with respect to the relationships among mobile phone users, the telecommunications operators and the Company and the division of responsibilities between the telecommunications operators and the Company in connection with the provision and delivery of services to mobile phone users. It is also the Company’s belief that there is no other contractual arrangement between the telecommunications operators and mobile phone users regarding the purchase of value-added services provided by the Company.

4.
We note from your response to prior comments 7 and 8 that the Company would not receive revenue if customers cannot be billed or do not pay the telecommunications operators (the “Operators”) for the services that the Company delivered. In these instances, please confirm if the Company is also obligated to pay the Operators the service fees for delivery, billing, and collection services.

Ms. Collins	- 11 -

The Company pays service fees to the telecommunications operators for all of its services and additional transmission fees for certain kinds of services. The Company is not obligated to pay service fees to the telecommunications operators if the customers cannot be billed or do not pay the telecommunications operators because the telecommunications operators are entitled to retain a percentage of only the fees that they are able to collect on the Company’s behalf as service fees. However, the Company is obligated to pay the telecommunications operators transmission fees even if the customers cannot be billed or do not pay the telecommunications operators.

5.
Additionally, we note from your response that doubtful accounts and bad debts are reflected in the Operators’ monthly statement to the Company, which represents the net amounts that the Company expects to receive, and is why the Company does not record an allowance for doubtful accounts. Given that you report such sales on a gross basis, tell us your consideration to present the allowance for doubtful accounts and bad debt expense on a gross basis. In your response, please provide these amounts for each period presented and for the six months ended June 30, 2008. In addition, please confirm whether or not the Company and/or the Operators estimate(s) for potentially uncollectible accounts or if bad debt is reported on a cash basis (i.e., as collection issues occur) and describe the process for generating estimates of bad debt expense, if any.

The Company understands that each of the telecommunications operators maintains an allowance for doubtful accounts based upon an evaluation of the recoverability of accounts receivable at each balance sheet date. To the Company’s understanding, the telecommunications operators’ estimates of uncollectible accounts are based on the aging of accounts receivable and their experience with write-offs of such or similar accounts.

Prior to the second quarter of 2007, the telecommunications operators did not provide their estimates of uncollectible amounts to the Company. The telecommunications operators’ monthly statements to the Company presented only the amounts they would remit to the Company, which were net of their estimated uncollectible amounts. The revenues the Company recognized were such net amounts on the monthly statements as the collection of such amounts was reasonably assured.

From the second quarter of 2007, China Mobile began listing its estimated uncollectible amount as a separate line item on its monthly statements to the Company. The uncollectible amounts shown on China Mobile’s monthly statements were US$1,602,484 and US$1,329,722 for the nine months ended December 31, 2007 and six months ended June 30, 2008, respectively. Both represent approximately 3.0% of the Company’s total revenues for their respective period. However, the other telecommunications operators do not provide information regarding their estimated uncollectible amounts to the Company.

Ms. Collins	- 12 -

Given the fact that it was impossible for the Company to record an allowance for doubtful accounts prior to the second quarter of 2007 and considering the immateriality of the associated amounts, the Company believes it is reasonable to record revenues net of uncollectible amounts estimated by the telecommunications operators. The amounts collected by the telecommunications operators for any period will be recognized as revenues when they are reported as revenues in the monthly statements for that period.

Note 3. Acquisitions, page F-15

6.
We note your response to prior comment 11 and your intent to remove the reference to the independent valuation firm in future filings. Given that your form 20-F is incorporated by reference into your Securities Act filings (e.g., Forms S-8), please amend your December 31, 2007 Form 20-F to either name the expert and include the consent or remove the reference to the expert. We refer you to Rule 436(b) of Regulation C.

The Company will file an amendment to the 2007 Form 20-F to name the independent valuation firm and include its consent letter. A copy of the consent letter from such independent valuation firm is attached hereto as Appendix A. Set below is a marked version of the relevant paragraph in Note 3(d) to the consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 of the 2007 Form 20-F:

“The purchase price allocation and intangible asset valuations for the acquisitions described above were based on a valuation analysis prepared by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Company shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.”

Note 10. Stock Options and Nonvested Shares, page F-21

7.
Please refer to prior comment 12. We note that you provide the total intrinsic value of options exercised during fiscal 2007 on page F-22. Revise to also include this information for fiscal 2006 and 2005 in accordance with paragraph A240(c)(2).

The Company will include the total intrinsic value of options exercised for each year for which an income statement is provided in accordance with paragraph A240(c)(2) in its future filings of annual reports on Form 20-F.

Note 16. Subsequent Event, page F-28

8.
We note your response to our prior comment 13 where you provide the Company’s analysis under paragraph 4(h) of FIN 46 to support your conclusions that HiU! is not a VIE. Your response, however, refers to only the Company when analyzing each of the conditions of paragraph 4(h)(1) to (3) and does not address Mr. Yang’s (a related party) involvement with HiU!. Please tell us how you considered both the Company and the related party in your analysis of the scope exception of paragraph 4(h) of FIN 46.

Ms. Collins	- 13 -

The Company has expanded the analysis under paragraph 4(h)(1) to (4) of FIN46R and included Mr. Yang in the analysis. Based on the analysis below and the Company’s response to the Staff’s prior comment No. 13, the Company still believes that HiU! is not a variable interest entity of the Company.

•
Neither the Company nor Mr. Yang participated in any design or redesign of HiU!. Mr. Yang owned 20% of the equity interest in HiU! upon its inception in 2004 while the other two investors (who are husband and wife) owned 80% of the equity interest. Mr. Yang’s ownership was reduced to 11.18% in 2008 after capital injections from additional investors, including the Company. As a passive investor, Mr. Yang has no intention to participate and has not participated in any design or redesign of HiU!.

•
HiU!’s activities have not been conducted on behalf of the Company or Mr. Yang. Neither of the Company and Mr. Yang had any significant transaction with HiU! other than their investments in HiU!. HiU! has developed its technology independently of the Company and Mr. Yang. HiU! does not rely on the Company or Mr. Yang to continue its operations.

•	The Company and Mr. Yang, in aggregate, own 21.05% of the equity interest in HiU!. Neither of them has provided any subordinated debt or other forms of subordinated financial support to HiU!.

•	The activities of HiU! are not related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

* * *

Ms. Collins	- 14 -

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact me by telephone at (+86-10) 8857-5100, by fax at (+86-10) 8857-5891 or by email at sam.sun@kongzhong.com.

Very truly yours,

/s/ Hanhui Sun
Hanhui Sun
Chief Financial Officer

cc:	Melissa Feider
(Securities and Exchange Commission)

Robert Chu
Ling Li
Jing Wang
(Sullivan & Cromwell LLP)

Taylor Lam
Eric Phipps
Stephanie Leung
Lili Shan
(Deloitte Touche Tohmatsu CPA Ltd.)

Appendix A

[AMERICAN APPRAISAL CHINA LIMITED LETTERHEAD]

October 23, 2008

The Board of Directors
KongZhong Corporation
35/F Tenda Plaza,
No. 168 Xiwai Street,
Haidian District, Beijing, China
Postal Code: 100044

Subject: WRITTEN CONSENT OF AMERICAN APPRAISAL CHINA LIMITED

We hereby consent to the references to our name and our final appraisal reports, dated May 23, 2005, May 15, 2006 and October 18, 2006, and addressed to the board of directors of KongZhong Corporation, and to references to our valuation methodologies, assumptions and conclusions associated with such reports, in the annual reports of Form 20-F of KongZhong Corporation and any amendments thereto (the “Registration Statements”) filed or to be filed with the U.S. Securities and Exchange Commission. We further consent to the filing of this letter as an exhibit to the Registration Statements.

The Reports relate to valuations of acquired intangible assets (the “Intangible Assets”) of Beijing Wireless Interactive Network Technology Co. Ltd, Tianjin Mammoth Technology Co. Ltd., Wuhan Chengxitong Information Technology Company Limited and Sharp Edge Group Limited. In reaching our value conclusions, we relied on the accuracy and completeness of the financial statements and other data provided by KongZhong Corporation and its representatives. We did not audit or independently verify such financial statements or other data and take no responsibility for the accuracy of such information. The Company determined the fair values of the Intangible Assets and our valuation reports were used to assist KongZhong Corporation in reaching its determinations.

In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder (the “Act”), nor do we admit that we are experts with respect to any part of such Registration Statements within the meaning of the term “experts” as used in the Act.

Yours faithfully,

/s/ American Appraisal China Limited
AMERICAN APPRAISAL CHINA LIMITED